NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Safety First Trust Series 2006-8 (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Principal-Protected Trust Certificates Linked to the Global Index Basket Due September 12, 2013 (suspended: 9/12/2013) symbol: AHB

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in the issue was suspended before the opening on the date specified above.